

December 16, 2013

Via E-mail
Mr. Bryon T. McGregor
Chief Financial Officer
Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, CA 95814

  Re: Pacific Ethanol, Inc.
     Form 10-K for the year ended December 31, 2012
     Filed April 1, 2013
     File No. 0-21467

Dear Mr. McGregor:

  We have reviewed your response dated November 22, 2013 and have the following comments.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended September 30, 2013

Note 12. Subsequent Events, page 22

1. We note your disclosure regarding conversions of Series B notes through November 8, 2013, however no specific statement was made regarding the date through which you evaluated your subsequent events. Please confirm that November 8, 2013 was the date through which you evaluated your subsequent events.

2. Regarding your sugar feedstock purchase on October 1, 2013, tell us if this purchase was a nonrecognized subsequent event or a recognized subsequent event and how your accounting and/or disclosure complies with ASC 855. In this regard, it appears as if you have recognized this purchase in your September 30, 2013 financial statements resulting in an increase in prepaid inventory and borrowings.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant